STATEMENT OF FINANCIAL CONDITION

RiverSource Distributors, Inc.
SEC File Number: 8-67196
December 31, 2017
With Report of Independent Registered Public Accounting Firm

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67196

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/17__ AND ENDING __12/31/17__

        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RiverSource Distributors, Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Ameriprise Financial Center, 707 2nd Avenue South

(No. and Street)

Minneapolis	**MN**	**55474**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey J. Scherman   612 - 678 - 5232

                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP

(Name – if individual, state last, first, middle name)

One North Wacker Dr.	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Jeffrey J. Scherman _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RiverSource Distributors, Inc. _____ , as of December 31 _____ , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2020

_____
Notary Public

_____ Signature

Chief Financial Officer
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RiverSource Distributors, Inc.
Statement of Financial Condition
December 31, 2017
Confidential Treatment Requested

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
RiverSource Distributors, Inc.:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of RiverSource Distributors, Inc. as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2018

We have served as the Company's auditor since 2010.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

1

RiverSource Distributors, Inc.
Statement of Financial Condition
December 31, 2017
Confidential Treatment Requested
(in thousands except share amounts)

Assets	
Cash and cash equivalents	$ 24,595
Receivables:	
Due from affiliates	63,248
Other	45
Deferred income taxes, net	1,215
Other assets	640
Total assets	$ 89,743
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses:	
Due to affiliates	$ 60,884
Accrued salaries and employee benefits	5,685
Due to third party distributors	4,339
Other payables	127
Total liabilities	71,035
Commitments and contingencies (see note 7)	
Stockholder's equity:	
Common stock $.01 par value per share:	—
Additional paid-in capital	19,761
Accumulated deficit	(1,053)
Total stockholder's equity	18,708
Total liabilities and stockholder's equity	$ 89,743

The accompanying notes are an integral part of these financial statements.

RiverSource Distributors, Inc.
Notes to Statement of Financial Condition
December 31, 2017
(in thousands)

1. Organization and Significant Accounting Policies

Organization

RiverSource Distributors, Inc. (the Company) is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (SEC) and the various states in which the Company conducts business and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company provides underwriting and distribution services for financial products of affiliated companies, RiverSource Life Insurance Company and RiverSource Life Insurance Co. of New York, which offer variable insurance and annuity products.

Basis of Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These accounting estimates reflect the best judgment of management and actual amounts could differ significantly from those estimates.

Significant Accounting Policies

Income taxes: The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. Under a deferred tax settlement agreement, the Company transfers its net deferred federal income tax each month to the Parent and the Company and the Parent cash settle the net deferred federal income taxes on a quarterly basis.

Changes in tax rates and tax laws are accounted for in the period of enactment. Deferred tax assets and liabilities are adjusted for the effect of a change in tax laws or rates and the effect is included in income from continuing operations. See Note 3 for further discussion on the enactment of the Tax Cuts and Jobs Act ("Tax Act") and the impact to the Company's provision for income taxes for the year ended December 31, 2017.

Fair value of financial instruments: Substantially all the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2017, approximate fair value.

Cash and cash equivalents: Cash equivalents include money market funds, time deposits and commercial paper with original or remaining maturities at the time of purchase of 90 days or less.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Compensation – Stock Compensation

In March 2016, the FASB updated the accounting standards related to employee share-based payments. The update requires all excess tax benefits and tax deficiencies to be recognized as income tax expense or benefit in the income statement. This change is required to be applied prospectively to excess tax benefits and tax deficiencies resulting from settlements after the date of adoption. No adjustment is recorded for any excess tax benefits or tax deficiencies previously recorded in additional paid in capital. The update also requires excess tax benefits to be classified along with other income tax cash flows as an operating activity in the statement of cash flows. This provision can be applied on either a prospective or retrospective basis. The update permits entities to make an accounting policy election to recognize forfeitures as they occur rather than estimating forfeitures to determine the recognition of expense for share-based payment awards. The standard was effective for interim and annual periods beginning after December 15, 2016 with early adoption permitted. The Company adopted the standard on January 1, 2017 on a prospective basis. During periods in which the settlement date differs materially from the grant date fair value of certain share-based payment awards, the Company may experience volatility in income tax recognized in its results of operations. The Company maintained its accounting policy of estimating forfeitures.

3. Income Taxes

The Company had a payable to the Parent for federal income taxes of $685 at December 31, 2017. Also, the Company had a payable to the Parent for state income taxes of $33 at December 31, 2017, which were both included in due to affiliates on the statement of financial condition.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2017 are as follows:

Deferred income tax assets:	
Deferred compensation	$ 1,224
Loss carryovers	1
Total deferred income tax assets	1,225
Less: valuation allowance	(1)
Total deferred income tax assets	1,224
Deferred income tax liabilities:	
Other	9
Total deferred income tax liabilities	9
Net deferred income tax asset	$ 1,215

Included in the Company's deferred income tax assets are tax benefits related to state net operating losses of $1, net of federal benefit, which will expire beginning December 31, 2024. Based on analysis of the Company's tax position, management believes it is more likely than not that the Company will not realize certain state deferred tax assets and state net operating losses and therefore a valuation allowance has been established.

For all open tax years and all major taxing jurisdictions, management of the Company has concluded that there are no significant uncertain tax positions that would require recognition in the financial statements. Furthermore, management of the Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months. The Company has no unrecognized tax benefits or related interest and penalties for the year ended December 31, 2017.

The Company files income tax returns, as part of its inclusion in the consolidated federal income tax return of Ameriprise Financial (the Parent), in the U.S. federal jurisdiction and various state jurisdictions. In the third quarter of 2017, the Parent received final cash settlements for resolution of the 2006 and 2011 audits. The IRS has completed its examination of the 2008 through 2010 tax returns and these years are effectively settled; however, the statutes of limitation, remain open for certain carryover adjustments. The IRS is currently auditing the Parent's U.S. income tax returns for 2012 through 2015. The Parent's or certain of its subsidiaries' state income tax returns are currently under examination by various jurisdictions for years ranging from 2005 through 2015.

4. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1   Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2   Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification these instrument pursuant to the fair value hierarchy.

Cash equivalents

The Company's cash equivalents, consisting of commercial paper, are classified as Level 2 and are measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques.

The following table presents balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2017			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents				
Commerical paper	$ -	$ 24,487	$ -	$ 24,487
Total assets at fair value	$ -	$ 24,487	$ -	$ 24,487

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels during the year ended December 31, 2017.

Fair Value of Financial Instruments

In general, the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2017, approximate fair value.

5. Net Capital provisions and regulatory requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1).

The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of combined aggregate customer-related debit items, as defined (or $250, if greater).

At December 31, 2017, the Company had net capital of $12,260 which was $12,010 in excess of the amount required to be maintained. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

6. Related-Party Transactions

The Company provides various services to other affiliates and is compensated for these services pursuant to various agreements with the affiliates to which the services are provided. The most significant activity includes providing distribution and underwriting services for affiliated insurance and annuity products sold through an affiliated field force and outside distributors.

Receivables due from affiliates on the statement of financial condition as of December 31, 2017 primarily relates to uncollected distribution fees of $62,184.

Payables due to affiliates on the statement of financial condition as of December 31, 2017, primarily relates to distribution fees of $57,846.

The Company participates in the Parent's Retirement Plan (the Plan) which covers all permanent employees age 21 and over who have met certain employment requirements. Contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act.

The Company also participates in the defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in the Parent's Incentive Compensation Plan. Employees are eligible to receive incentive awards including stock options, restricted stock awards (RSAs), non-qualified options, restricted stock units (RSUs), deferred share units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction.

7. Commitments and Contingencies

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for any indemnifications.

8. Subsequent Events

As of February 23, 2018, which is the date the financial statements were available to be issued, the Company has evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.